Exhibit 99.1

Brenmiller Energy Reports First Quarter 2022 Financial Results and Operational Update

- Began trading on Nasdaq Capital Market; received $7.5M in second tranche of private placement -

- Signed global framework agreement with Philip Morris -

Rosh Haayin, Israel (June 1, 2022) – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (TASE: BNRG, Nasdaq: BNRG), a clean-energy company that provides Thermal Energy Storage (“TES”) systems to the global industrial and utility markets, today announced financial results as of and for the three months ended March 31, 2022 and operational updates.

Key Highlights

●	Began trading on the Nasdaq Capital Market (“Nasdaq”) under ticker symbol “BNRG” on May 25, 2022
●	Signed framework agreement with Philip Morris for the supply of the Company’s bGen™ TES; signed agreement for a $9 million system in Romania.
●	Selected by the Government Procurement Administration in Israel to supply heat energy using our bGen system under a potential Energy as a Service contract
●	$10.4 million of cash and cash equivalents as of May 30, 2022

Management Commentary

“First quarter 2022 was an important and busy time for Brenmiller Energy,” said Avi Brenmiller, Chairman and Chief Executive Officer of Brenmiller Energy. “In February, we signed a framework agreement and our first major commercial agreement with Philip Morris to provide our proprietary bGen thermal energy storage system. Under the $9 million plus agreement, we will provide Philip Morris Romania a system for delivery and commissioning by the end of 2023.”

“This project, in addition to our various projects with other customers, is expected to provide the foundation for Brenmiller to capitalize on the trend of decarbonization and fuel-efficiency in the global industrial and utility sector,” continued Brenmiller. “We have a robust pipeline of opportunities and expect additional commercial orders over the course of 2022, into 2023 and beyond.”

“Additionally, Brenmiller’s ordinary shares began trading on the Nasdaq on May 25, 2022 and will continue to trade in Tel Aviv where we have been listed since 2012,” Brenmiller added. “The U.S. listing provides us greater exposure to the global financial markets and is expected to assist in providing the liquidity and capital we need to continue to grow the Company as we become a preeminent player in the global TES market.”

Balance Sheet Update

Brenmiller ended the first quarter of 2022 with $4.8 million of cash and equivalents and essentially no debt on the balance sheet. On May 24, 2022, the Company closed the second tranche of the investment by certain private investors pursuant to a securities purchase agreement dated October 29, 2021. As a result, the balance of $7.5 million of the $15 million private placement has been paid to the Company by such investors against the issuance of the Company’s securities. As of May 30, 2022, the Company had $10.4 million of cash and cash equivalents on its balance sheet.

Research and Development

Research, development, and engineering expenses were $1.32 million in first quarter 2022, compared to $0.86 million in first quarter 2021. The increase was primarily attributable to investments made to support its first utility scale pilot project with Enel in Italy and to support the acceleration of investment in its production capabilities.

Research, development, and engineering expenses, net breakdown:

	Three months ended March 31
	2022	2021
	USD in thousands
Total research, development, and engineering expenses	1,508	1,293
Less – grants	(187)	(432)
	1,321	861

New Project Awards

In February 2022, Brenmiller signed a five-year framework agreement with Philip Morris International (“PMI”) for the supply of its TES systems. The framework agreement sets terms, with adjustments based on the size, for Brenmiller to provide its TES system, bGen, at forty-one of PMI’s sites globally. Following the signing of the framework agreement with PMI, on February 28, 2022, Brenmiller signed an agreement with PMI for the purchase of a 31.5 MWh bGen unit in Romania for $9 million, with an option to expand the capacity to 52.5 MWh. The Company is currently in early design stages and plans to begin construction in early-2023 with completion in late-2023.

On May 25, 2022, the Government Procurement Administration of Israel issued a notice regarding its intent to engage with Brenmiller as a sole supplier for the purchase of heat energy at Wolfson Hospital in Israel. Under the proposed engagement, Brenmiller will install its TES system, bGen, integrate it with the hospital’s local energy system and maintain the installed system. Brenmiller plans to enter into an approximately $5 million, seven and one-half year contract with Wolfson Hospital under which it will supply heat energy at prices to be agreed between the parties. This is Brenmiller’s first potential project using a Energy As a Service business model. Under this business model, profit margins are expected to be higher than those in a traditional capital equipment sale and be more recurring in nature.

Dimona Israel Production Facility

In March, 2021, Brenmiller signed a EUR 7.5 million credit facility with the European Investment Bank to build a new state of the art production facility in Dimona, Israel. The Company predicts that the first tranche of up to EUR 4 million will be drawn down in June 2022. The production facility is currently under construction and will have a capacity to produce 1000 MWh per year of bGen thermal storage modules. The plant is planned to reach full capacity by the end of second quarter 2023, and will support current and potential future projects in the European and Middle Eastern regions.

Operational Update

Brenmiller is currently in the process of installing pilot projects in various geographic regions in an effort to demonstrate the use of its technologies for both industrial and utility scale applications, which are ultimately expected to support the commercialization of the technology. Its pilot projects are progressing as planned and are expected to reach major milestones over the next twelve months. Key updates to its pilot projects include:

●	SUNY Purchase: The company is installing a 0.5 MWh thermal storage based co-generation station with the New York Power Authority (NYPA) at SUNY Purchase College in New York. The system includes hybrid charging with both exhaust gas and electricity. The project is currently in the commissioning phase with final delivery expected in the second quarter of 2022.

●	Fortlev: Brenmiller is designing, manufacturing, and installing a 2 MWh TES with Fortlev in Brazil. The system will be charged with biomass. Brenmiller has completed the construction of the TES components, tested them, and shipped them to the project site. The project is currently in the commissioning phase with final delivery expected in the second quarter of 2022.

●	Enel: Brenmiller is designing, manufacturing, and installing a 23 MWh TES system for a combined cycle power plant for Enel in Italy. This is the company’s first utility scale project. The project has finished the manufacturing stage, all storage modules have been shipped to the project site and installation is scheduled to be completed in July 2022. The next stage is hot commissioning and the project has already passed several milestone tests, including high pressure tests for its piping systems. Brenmiller expects to commission this project in the third quarter of 2022. Following its testing of the system, Enel will have an option to add additional storage capacity at the site.

Commitment to Sustainability

Brenmiller Energy develops and supplies sustainable thermal energy storage solutions. Its vision is to enable the penetration and utilization of renewable energy into various industries, using its proprietary TES technology. Although its business activities have a low environmental impact, the company is committed to creating, preserving, and delivering products which ensure the long-term quality of the environment.

Brenmiller’s sustainability policy covers the use of materials, use of equipment, manufacturing processes, engineering output, care during construction at customer sites, and social responsibility.

The Company’s sustainability policy and its fundamental principles are embedded through all the Company’s business activities. The policy applies to anyone accessing, participating, or impacting the Company’s business, including employees, consultants, and contractors.

Brenmiller’s core business is to reduce its customers’ environmental impact by reducing their greenhouse gas (“GHG”) emissions and helping them achieve net-zero CO2 targets. Therefore, Brenmiller is actively improving its operations, manufacturing methods, and products to reduce its own environmental impact.

Brenmiller’ is committed to lowering its own GHG emissions. Its storage systems are designed and manufactured for a lifetime of 25 years and produced from sustainable and fully recyclable materials.

Brenmiller’s TES system is flexible and can be integrated with both traditional energy sources and renewable energy sources. As a result, it offers a technological solution for decarbonizing the energy sector and can be an important part of the world’s transition to a low-carbon economy.

Greenhouse Gas Emissions

In accordance with global standardized frameworks to measure CO2 - Gas emissions (GHG protocol) Brenmiller examined its scope 1 and scope 2 GHG emissions from 2019 to 2021.Scope 1 describes all direct emissions from the Company’s own operations and assets, including the Company’s fleet of vehicles. Scope 2 describes indirect emissions from the consumption of power at the Company’s facilities.

	2019	2020	2021
Scope 1 (tons CO2-eq)	38	55	67
Scope 2 (tons CO2-eq)	119	78	127
Total (tons CO2-eq)	157	133	194

Brenmiller expects to refine its scope 3 emissions data collection procedures over time and to include data on scope 3 emissions in the future.

Brenmiller is committed to being a leader in environmental sustainability. In its commitment to the environment, the Company complies and will continue to comply with relevant environmental standards such as ISO-14001 and ISO-45001, for which the Company is already certified.

Brenmiller will publish its first full and detailed Environmental, Social, and Governance (“ESG”) report in the fourth quarter of 2022. This report will reflect the ESG aspects of Brenmiller in a way that represents all its stakeholders. The report will examine the Company’s business, strategy, and vision combined with its values and commitments for the coming years. The report will be written in accordance with acceptable methodologies such as Global Reporting Institute (“GRI”) transparency standards, Sustainability Accounting Standards Board (“SASB”) and the Sustainable Development Goals (“SDG”) of the United Nations.

Brenmiller is an active agent in the global effort to achieve the SDG of the United Nations and in realizing SDG’s secondary goals that align with its business operations.

About Brenmiller Energy

Brenmiller Energy’s innovative thermal energy storage solutions are accelerating the electrification and decarbonization of the global economy. Founded in 2012 by Avi Brenmiller, former CEO of Siemens CSP and Solel, and a team of other experts in the field of renewable energy, its patented technology heats crushed rocks to very high temperatures, enabling utility and industrial customers to cost-effectively store energy and then convert this energy into steam, hot water, or hot air for a variety of applications. The Company has raised more than $90 million and is traded on the Tel-Aviv Stock Exchange and Nasdaq Capital Market. For more information visit https://bren-energy.com/ and follow us on LinkedIn -https://www.linkedin.com/company/brenmiller-energy/mycompany/

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses its pipeline of projects and expected additional commercial orders, its expected timeline for installing and completing its pilot projects that are underway, the expected drawdown from a financing facility with the European Investment Bank, the impact of the Nasdaq listing on its profile, growth, visibility and liquidity and the expected sustainability/ESG report. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, statements relating to its expectations to commercialize its framework agreement with PMI for the supply of its TES systems, statements relating to the delivery of its bGen thermal energy storage system to Philip Morris Romania by the end of 2023, statements relating to the engagement of the Company with the State of Israel for the provision by the Company of heat energy for Wolfson Hospital in Israel, statements relating to its Energy As A Service business model, statements relating to its expected production capabilities and the dates on which Brenmiller expects to achieve full production capacity at its production facility in Dimona, Israel, regulatory approvals, product demand, market acceptance, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks, and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s prospectus dated May 24, 2022 filed with the SEC, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,
	2022	2021
	(Unaudited)	(Audited)
Assets	USD in thousands
CURRENT ASSETS:
Cash and cash equivalents	4,832	8,280
Restricted deposits	46	47
Trade receivables	180	162
Receivables	730	553
Inventory	93	95
TOTAL CURRENT ASSETS	5,881	9,137
NON-CURRENT ASSETS:
Restricted deposits	175	179
Investment in joint venture	41	-
Right-of-use assets, net	1,383	3,018
Property, plant and equipment:
Plant and equipment, net	1,507	1,583
Rotem 1 project	665	679
Total property, plant and equipment	2,172	2,262
TOTAL NON-CURRENT ASSETS	3,771	5,459
TOTAL ASSETS	9,652	14,596
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank credit and loans	1	5
Trade payables	171	264
Prepaid income	1,103	1,095
Other payables	1,526	1,623
Provisions	51	215
Current maturities of lease liabilities	863	954
TOTAL CURRENT LIABILITIES	3,715	4,156
NON-CURRENT LIABILITIES
Lease liabilities	920	2,448
Liability for share options	105	213
Liability for royalties	2,296	2,236
TOTAL NON-CURRENT LIABILITIES	3,321	4,897
TOTAL LIABILITIES	7,036	9,053
EQUITY:
Share capital	79	79
Share premium	45,648	45,648
Receipts on account of warrants and capital components of convertible loans	1,176	1,176
Capital reserve from transactions with controlling shareholders	54,061	54,061
Capital reserve on share-based payments	1,579	1,318
Foreign currency cumulative translation reserve	(1,186)	(1,053)
Accumulated deficit	(98,741)	(95,686)
TOTAL EQUITY	2,616	5,543
TOTAL LIABILITIES AND EQUITY (NET OF CAPITAL DEFICIENCY)	9,652	14,596

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three months ended March 31
	2022	2021
	USD in thousands (except per share data)

REVENUES	20	-
COSTS AND EXPENSES:
COST OF REVENUES	(500)	(2,164)
RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES, NET	(1,321)	(861)
SHARE IN LOSS OF JOINT VENTURE COMPANY	(32)	-
MARKETING AND PROJECT PROMOTION EXPENSES, NET	(300)	(192)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,152)	(560)
OTHER INCOME	82	2
OPERATING LOSS	(3,203)	(3,775)
FINANCIAL INCOME	274	680
FINANCIAL EXPENSES	(126)	(37)
FINANCIAL INCOME, NET	148	643
LOSS FOR THE PERIOD	(3,055)	(3,132)
OTHER COMPREHENSIVE LOSS – ITEM THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS – EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENCY	(133)	(148)
COMPREHENSIVE LOSS FOR THE PERIOD	(3,188)	(3,280)

LOSS PER ORDINARY SHARE (in Dollars)
Basic loss*	(0.22)	(0.27)
Fully diluted loss*	(0.23)	(0.32)

*	Retroactively adjusted to give effect to a two-for-one reverse stock split of the Ordinary Shares which became effective on February 20, 2022.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months ended
	March 31
	2022	2021
	USD in thousands

CASH FLOWS - OPERATING ACTIVITIES:
Net cash used for operating activities (see Appendix A)	(3,076)	(1,644)

CASH FLOWS - INVESTING ACTIVITIES:
Purchase of equipment	(12)	(10)
Installation of a production line	(6)	(60)
Investment in joint venture	(74)	-
Restricted deposits, net	-	1
Net cash used for investing activities	(92)	(69)

CASH FLOWS - FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, net	-	8,473
Exercise of options and warrants	-	20
Repayment of bank loan and interest thereon	(4)	(4)
Payments with respect to lease liabilities and interest thereon	(85)	(156)
Repayments of royalties’ liability	-	-
Grants recognized as liability for royalties	-	24
Repayment of shareholder’s loan	-	(949)
Net cash provided by financing activities	(89)	7,408

NET INCREASE IN CASH AND CASH EQUIVALENTS	(3,257)	5,695
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(191)	(233)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	8,280	2,278
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	4,832	7,740

	Three months ended March 31
	2022	2021
APPENDIX	USD in thousands

A. NET CASH USED FOR OPERATING ACTIVITIES

Loss for the period	(3,055)	(3,132)

Adjustments for:
Depreciation	61	64
Amortization of right-of-use assets	139	98
Increase (decrease) in research and development expenses due to royalty obligation	105	(73)
Provision	(159)	1,346
Share in loss of joint venture company	32	-
Other income	(80)	-
Fair value adjustment of share options’ liability	(102)	(618)
Other financial expenses	49	46
Share-based payment	261	55
	(2,749)	(2,214)

Changes in operating working capital:
Increase in trade and other receivables	(209)	(7)
Decrease in inventory	-	192
Increase (decrease) in trade and other payables	(118)	385
Net cash used for operating activities	(3,076)	(1,644)

B. NON-CASH INVESTMENT AND FINANCING ACTIVITIES:
Derecognition of Lease liability and right-of-use asset	1,432	-

C. INTEREST PAYMENTS (included in financing activities items)	18	38

U.S. Investor Contact:

Chase Jacobson, Vallum Advisors

investors@bren-energy.com

+1 980-265-2597

Media Contact:

Isaac Steinmetz

Antenna for Brenmiller Energy

BrenmillerEnergy@antennagroup.com